UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File Number 00-50339

Capital Reserve Canada Ltd.

(Translation of registrant’s name into English)

4403-68 Avenue, Edmonton, Alberta Canada T6B 2N2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F X Form 40F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934. Yes No X

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Change in Officers and Directors:

Capital Reserve Canada ltd. (the "Company") reports Rocky Rombs has resigned from his position as President and Chief Executive Officer ("CEO") and member of the Board of Directors of the Company effective October 30th, 2007. Ken Pearson is now President and CEO of the Company with such service beginning on the effective date of Rocky Rombs resignation.

Material Change in Securities:

Capital Reserve Canada ltd. (the "Company") reports that it has issued a total of 4,500,000 shares of its Class A common stock in connection with the conversion of debt in the amount of $800,000 CAD. Shares were issued to Southbend Powers ltd.

For other loans and debts incurred in 2007 to existing shareholders, the Company has issued 2,200,000 shares.

Total number of Class A Shares issued and outstanding as at October 31st, 2007 is 65,096,421.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL RESERVE CANADA LIMITED

By: /s/ Ken Pearson Name: Ken Pearson Title: President & CEO

Date: November 5, 2007